UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-38752

Qfin Holdings, Inc.

(Translation of registrant’s name into English)

Building 1, No. 98 Qingyijiang Road

Putuo District, Shanghai 200333

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Exhibit Index

Exhibit 99.1 — Announcement — Date of Board Meeting and Date of Publication of Fourth Quarter and Full Year 2025 Financial Results Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qfin Holdings, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: March 5, 2026